Exhibit 4.3

DEFERRAL ELECTION

To the Corporate Secretary:

DEFERRAL AMOUNT: Pursuant to Article 6 of the Ventas Nonemployee Director Deferred Stock Compensation Plan (the “Plan”), I hereby elect to have (select one):

☐	percent ( %)

☐	$ dollars per calendar quarter

of my Director Fees payable hereafter deferred and credited to a Stock Unit Account for me. I understand that I may revoke or modify this election only with respect to Director Fees payable on or after the first day of a subsequent calendar year and only by filing a new election form before the first day of such subsequent calendar year in accordance with Plan procedures.

DIVIDEND CHOICE: I elect to have dividend equivalents with respect to Stock Units in my Stock Unit Account (select one):

☐	paid to me in cash as soon as practicable after dividends are paid on shares of Ventas, Inc.

☐	converted to additional Stock Units and distributed at the time and in the manner selected for my Stock Unit Account.

PAYMENT OPTIONS: I direct that distribution of my Stock Unit Account be made after Termination of my Service as a Director as follows (select one):

☐	a lump sum.

☐	a series of annual payments over years (10 or less, not to extend more than 10 years after my Termination of Service as a Director).

I direct that distribution of my Stock Unit Account commence as soon as administratively feasible after (select one):

☐	the Termination of my Service as a Director occurs.

☐	January 1 of the calendar year immediately following the Termination of my Service as a Director.

☐	seven months following Termination of my Service as a Director.

☐	. (select date)

Change in Control Accelerated Payment (select if desired):

☐	Notwithstanding my elections above, I direct that distribution of Stock Units in my Stock Unit Account be accelerated and occur in a lump sum upon a Change in Control (as defined in the 2000 Incentive Compensation Plan).

DESIGNATION OF BENEFICIARY: Pursuant to Article 9 of the Plan, I designate my beneficiary (or beneficiaries) as follows:

Name	Address	Percentage

I reserve the right to make new designations as provided in the Plan.

ACKNOWLEDGEMENT: By signing this Deferral Election, I hereby acknowledge my understanding and acceptance of the following:

1. Irrevocable Election. This election is irrevocable. I understand that I may not revoke or modify this election (except in such limited circumstances as the Committee may permit in accordance with law). I do not expect to be able to make any changes to the manner of timing of distributions set forth in this Deferral Election.

2. Company Right to Terminate Election and Early Transfer. The Company reserves the right to terminate this Deferral Election at any time. In such case, Stock Units which are subject to the Deferral Election may be converted into Shares and such Shares may be transferred to me immediately. Notwithstanding any election made herein and without limitation on the preceding provisions, the Company reserves the right to transfer to me all of the Shares associated with the Stock Units subject to this Deferral Election at any time following the termination of my service as a Director with the Company or any affiliate or following the termination of the Plan.

By signing this Deferral Election, I hereby acknowledge my understanding of an agreement with all the terms and provisions set forth in this Deferral Election as well as the Plan.

Dated:
Participant’s Signature

Print Participant’s Name

Copy received this              day of                                 , 200        .

Corporate Secretary